UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA/A

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Exodus Movement, Inc.
(Exact name of issuer as specified in its charter)

Delaware	81-3548560
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE 68137
(Full mailing address of principal executive offices)

(833) 992-2566

(Issuer’s telephone number, including area code)

Exodus Movement, Inc. and Subsidiary

For the Three and Six Months Ended June 30, 2021 and 2020

Exodus Movement, Inc. and Subsidiary

Exodus Movement, Inc. and Subsidiary

Unless the context requires otherwise, in this Semiannual Report on Form 1-SA/A, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiary, Proper Trust AG, a Swiss corporation.

Explanatory Note

As we previously reported on our Current Report on Form 1-U filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022, the Company has undertaken a restatement of its unaudited interim financial statements for the period ended June 30, 2021, included in its Semiannual Report on Form 1-SA filed with the SEC on August 18, 2021 (the “Original Filing”). The Company is filing this Form 1-SA/A (the “Amendment”) to amend and restate certain items in the Original Filing, as further described below.

This Amendment is presented as of the filing date of the Original Filing and does not reflect events occurring after that date,  nor does it modify or update disclosures in any way other than as required to reflect the restatement, as described below. Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the date on which we filed the Original Filing.

Background of Restatement
In connection with the audit of the Company’s 2021 audited financial statements, management and the board of directors of the Company evaluated a non-cash adjustment related to the conversion of SAFEs to 2.9 million Class B shares in early 2021, and concluded that the Company’s previously issued unaudited interim financial statements for the three and six-month period ending June 30, 2021 (the “Prior Period”), included in the Original Filing, should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements.  As such, the Company is filing this Amendment to amend and restate its unaudited interim financial statements for the Prior Period.

The restated unaudited interim financial statements will record a loss on extinguishment of SAFE notes of $61.0 million, which was omitted in the previously reported unaudited interim financial statements. Although this restatement results in noncash, financial statement corrections and will have no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as-filed unaudited interim financial statements for the Prior Period, and as a result, the restatement of its unaudited interim financial statements and this Amendment is required.

The Company has identified a material weakness in its internal control over financial reporting specific to its accounting for this restatement. The Company currently has no derivative instruments and has no plans to issue derivative instruments in the future.  In the unexpected event that the Company enters into or issues derivative instruments, it will engage outside experts to consult on such complex, non-routine derivative transactions.

This Amendment sets forth the Original Filing in its entirety, as amended, to reflect the restatement and to reflect an adjustment made to reclassify the non-cash activities settled in cryptocurrency on the statement of cash flow. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events that occurred or facts that became known to the Company after the filing of the Original Filing, and such forward-looking statements should be read in their historical context.

The following items have been amended as a result of the restatement:

“Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations,”

“Item 2. Other Information” and

“Item 3. Financial Statements.”

In accordance with applicable SEC rules, this Amendment includes an updated signature page.

Refer to Note 11, Restatement, of Notes to Unaudited Consolidated Financial Statements included within “Item 3. Financial Statements” of this Amendment for additional information and for a summary of the accounting impacts of the restatement of the Company’s unaudited consolidated financial statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this quarterly report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Information Regarding Forward Looking Statements,” and in other parts of Exodus’ Offering Circular dated April 9, 2021.

Overview of Our Business
Exodus’ mission is to help half of the world exit the traditional finance system by 2030. Exodus allows people to secure, manage, and use their digital assets without compromising privacy or security. On December 9, 2015, we launched Exodus for our customers to hold and control their own assets. Every two weeks since then, we have released new updates and improved its user experience.

Digital assets should be easy to use and easy to understand. Our platform allows customers to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating technical jargon and irrelevant complexities obscuring core features, Exodus puts users first.

We operate in the financial technology (FinTech) subsector of the greater blockchain and digital asset industry. Our customers range from people or entities familiar with digital assets to those new to financial solutions powered by blockchain technology.

The Exodus platform supports over 140 crypto assets, as well as integrations with multiple crypto-to-crypto exchanges and third-party applications, such as Compound Finance. We are relentlessly focused on delivering the best customer experience in the blockchain and crypto asset industry.

Our platform is intended to provide the trustworthiness of your bank’s online portal without service windows and clunky interfaces, and the speed of centralized crypto exchanges without the risk of third-party custody – we aim to provide our customers with the best of both worlds in Exodus.

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party API providers whereby the provider is allowed to integrate their services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis whereby users of the Exodus Platform access the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for the API services in the future as a greater number of people begin to use cryptocurrencies. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied. No non-transaction-based fees were recognized until July 2020.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, customer support, and security and wallet operations.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, as well as our application ecosystem, and include: related salaries and costs, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are significant hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect our software development expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet, integrate new APIs services, and develop the Exodus ecosystem.

Customer Support
Customer support includes related salaries and costs, and fees paid to consultants and outside service providers. Exodus views customer support as an integral part of its product offerings and made significant investments in this area in 2021 and 2020. Further investments in customer support are expected as the development of the Exodus ecosystem continues.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure.

Operating Expenses
Exodus’ operating expenses are classified as general and administrative, and advertising and marketing, depreciation and amortization, and impairment of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, and financial operations and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing as well as related department salaries. We have traditionally focused on low cost marketing channels and word-of-mouth advertising. However, more sophisticated marketing strategies are being explored to increase our outreach efforts; as such corresponding investments in advertising and marketing are expected to increase significantly.

Comparison of the results of operations for the three and six months ended June 30, 2021 and 2020 (amounts in thousands):

Total Revenues
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Total Revenues	$27,723	$3,689	652%	$51,346	$6,619	676%

Total revenues for the three months ended June 30, 2021 were $27.7 million compared to $3.7 million for the three months ended June 30, 2020, an increase of $24.0 million or 652%. The increase in total revenues was primarily driven by revenue from the exchange aggregation of $23.4 million, with two customers individually generating increases in revenue of $13.7 million and $9.0 million. New products and services, such as consulting, fiat on-boarding, staking, and investment income account for $0.6 million of the increase.

Total revenues for the six months ended June 30, 2021 were $51.3 million compared to $6.6 million for the six months ended June 30, 2020, an increase of $44.7 million or 676%. The increase in total revenues was primarily driven by revenue from the exchange aggregation of $43.6 million, with two customers individually generating increases in revenue of $26.9 million and $14.3 million. New products and services, such as consulting, fiat on-boarding, staking, and investment income account for $1.1 million of the increase.

Software Development Expense
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Software Development Expense	$2,013	$1,155	74%	$3,419	$1,928	77%

Software development expenses for the three months ended June 30, 2021 were $2.0 million compared to $1.2 million for the three months ended June 30, 2020, an increase of $0.8 million or 74%. This growth was primarily due to $0.8 million of fiat onboarding expenses.

Software development expenses for the six months ended June 30, 2021 were $3.4 million compared to $1.9 million for the six months ended June 30, 2020, an increase of $1.5 million or 77%. This growth was primarily due to $1.3 million of fiat onboarding expenses as well as an increase in hiring and associated compensation and incentive expenses of $0.2 million. This includes $1.0 million in general salary increases, which is offset by a decrease of $0.3 million of stock-based compensation and $0.5 million related to increased software capitalization due to change in development mix away from internal use projects.

Customer Support Expense
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Customer Support Expense	$2,504	$413	506%	$3,331	$766	335%

Customer support expenses for the three months ended June 30, 2021 were $2.5 million compared to $0.4 million for the three months ended June 30, 2020, an increase of $2.1 million or 506%. This growth was primarily due to an increase in hiring and the associated compensation and incentive expenses of $2.1 million.

Customer support expenses for the six months ended June 30, 2021 were $3.3 million compared to $0.8 million for the six months ended June 30, 2020, an increase of $2.5 million or 335%. This growth was primarily due to an increase in hiring and the associated compensation expenses of $2.5 million.

Security and Wallet Operations Expense
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Security and wallet operations expense	$1,469	$783	88%	$2,826	$1,593	77%

Security and wallet expenses for the three months ended June 30, 2021 were $1.5 million compared to $0.8 million for the three months ended June 30, 2020, an increase of $0.7 million or 88%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $0.4 million, in hiring and the associated compensation expenses of $0.2 million, and increased technology subscriptions of $0.1 million.

Security and wallet expenses for the six months ended June 30, 2021 were $2.8 million compared to $1.6 million for the six months ended June 30, 2020, an increase of $1.2 million or 77%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $0.7 million, in hiring and the associated compensation expenses of $0.2 million, and increased technology subscriptions of $0.3 million.

General and Administrative Expense
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
General and administrative expense	$3,629	$797	355%	$5,148	$1,601	222%

General and administrative expenses for the three months ended June 30, 2021 were $3.6 million compared to $0.8 million for the three months ended June 30, 2020, an increase of $2.8 million or 355%. This growth was primarily due to an increase in hiring and associated compensation expenses of $1.8 million and an increase in legal and professional services expenditures of $0.5 million. The growth was also due to increases in equipment expense of $0.1 million as well as increases in technology subscriptions, office expenses and employee programs of $0.1 million, and foreign currency translation losses of $0.1 million.

General and administrative expenses for the six months ended June 30, 2021 were $5.1 million compared to $1.6 million for the six months ended June 30, 2020, an increase of $3.5 million or 222%. This growth was primarily due to an increase in hiring and associated compensation and incentive expenses of $2.2 million and an increase in legal and professional services expenditures of $0.8 million. The growth was also due to increases in equipment expense of $0.3 million as well as increases in recruiting of $0.2 million.  The increases were partially offset by foreign currency translation gains of $0.4 million.

Advertising and Marketing Expense
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Advertising and marketing expense	$3,607	$152	2,273%	$6,478	$273	2,273%

Advertising and marketing expenses for the three months ended June 30, 2021 were $3.6 million compared to $0.2 million for the three months ended June 30, 2020, an increase of $3.4 million or 2,273%. This growth was primarily due to an increase in marketing expenses of $2.7 million as a result of expanding our marketing strategy and fiat on-boarding marketing related expenses as well an increase in hiring and associated compensation expenses of $0.7 million.

Advertising and marketing expenses for the six months ended June 30, 2021 were $6.5 million compared to $0.3 million for the six months ended June 30, 2020, an increase of $6.2 million or 2,273%. This growth was primarily due to an increase in marketing expenses of $5.3 million and an increase in hiring and associated compensation expenses of $0.9 million.

Depreciation and Amortization
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Depreciation and amortization	$186	$71	162%	$990	$121	718%

Depreciation and amortization expenses for the three months ended June 30, 2021 was $0.2 million compared to $0.1 million for the three months ended June 30, 2020, an increase of $0.1 million or 162%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by less than $0.1 million and amortization expense increased by $0.1 million.

Depreciation and amortization expenses for the six months ended June 30, 2021 was $1.0 million compared to $0.1 million for the six months ended June 30, 2020, an increase of $0.9 million or 718%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by less than $0.1 million and amortization expense increased by $0.8 million.

Impairment of Digital Assets
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Impairment of digital assets	$11,570	$1,881	515%	$13,247	$1,903	596%

Impairment of digital assets increased by $9.7 million for the three months ended June 30, 2021, as holdings of digital assets increased and price volatility increased as the Company grew the digital assets holdings.

Impairment of digital assets increased by $11.3 million for the six months ended June 30, 2021, as holdings of digital assets increased and price volatility increased as the Company grew the digital assets holdings.

Gains on Sale or Transfer of Digital Assets
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Gains on sale or transfer of digital assets	$3,599	$2,586	39%	$7,381	$2,586	185%

Gains on digital assets increased by $1.0 million for the three months ended June 30, 2021.  This was primarily related to the sales of digital assets at a higher fair market value compared to the cost.

Gains on digital assets increased by $4.8 million for the six months ended June 30, 2021.  This was primarily related to the sales of digital assets at a higher fair market value compared to the cost.

Loss on Extinguishment of SAFE Notes
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Loss on extinguishment of SAFE notes	$-	$-	n/a	$(61,037)	$-	n/a

Loss on extinguishment of SAFE notes increased by $61.0 million for the six months ended June 30, 2021. This was primarily related to the changes to the contractual terms of the SAFE notes.

Interest Income
	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Interest income	$161	$13	1,138%	$237	$26	812%

Interest income increased by $0.2 million for the three months ended June 30, 2021 due to increased holding balances on certain U.S. Dollar Coin, a digital stablecoin (USDC) holdings and the addition of a note receivable.

Interest income increased by $0.2 million for the six months ended June 30, 2021, due to increased holding balances on certain USDC holdings and the addition of a note receivable.

Liquidity and Capital Resources

Sources of Funds
Exodus has funded operations almost entirely through API Fee revenues.

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):
	Six months ended June 30,
	2021	2020
Net cash provided by operating activities	$7,972	$234
Net cash used in investing activities	$(2,164)	$(17)
Net cash used in financing activities	$(2,246)	$(21)

Net Cash from Operating Activities
Net cash provided by operating activities for the six months ended June 30, 2021, was $8.0 million. The Company had net loss of $40.5 million for the six months ended June 30, 2021, $1.4 million of changes to working capital, loss on extinguishment of SAFE notes of $61.0 million, and a net impairment of $5.9 million.  This was partially offset by a deferred tax benefit of $2.1 million, and 18.8 million of non-cash activities settled in cryptocurrency.

Net cash provided by operating activities for the six months ended June 30, 2020, was $0.2 million. The Company had net income of $1.1 for the six months ended June 30, 2020, $1.3 million of changes in working capital, partially offset by $2.2 million of non-cash activities settled in cryptocurrency.

Net Cash from Investing Activities
The Company’s investing activities have consisted primarily of purchases of fixed assets and the creation of internal use software. Net cash used by investing activities for the six months ended June 30, 2021, was $2.2 million. This consisted of a $1.9 million purchase of indefinite-lived asset and $0.2 million purchases of fixed assets.

Net Cash from Financing Activities
The Company’s primary financing activities for the six months ended June 30, 2021, was $2.3 million of deferred offering costs related to the Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021), partially offset by exercise of stock options of $0.1 million.

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See “Critical Accounting Policies and Estimates” set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Offering Circular dated April 9, 2021. There have been no material changes to our critical accounting policies and estimates since our Offering Circular dated April 9, 2021.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional banking system by empowering people to secure, manage and use their crypto assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.  As of June 30, 2021, we had 176 full time equivalent (“FTEs”) employees. Our FTEs are paid exclusively in Bitcoin, the majority of whom are employed in customer service and product development. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our international personnel consist of approximately 100 independent contractors located in approximately 50 countries located on six different continents.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our Annual Reports on Form 1-A, Semi-Annual Reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the SEC’s website at www.sec.gov that has all of the reports that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly financials, press and earnings releases, and blogs. We also share news and product updates on our YouTube channel, which may be of interest or material to our investors.  The content of our websites are not incorporated by reference into this Quarterly Report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 2.	Other Information
Controls and Procedures

Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we will begin an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management and provide timely information to our management team. The implementation is expected to occur in phases over the next year. There have been no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as the phased implementation of the new ERP system continues, we will change our processes and procedures, which in turn, could result in changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

In connection with the audit of the Company’s 2021 audited financial statements, management and the board of directors of the Company evaluated a non-cash adjustment related to the conversion of SAFEs to 2.9 million Class B shares in early 2021, and concluded that the Company’s previously issued unaudited interim financial statements for the Prior Period, included in the Original Filing, should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements. As such, the Company is filing this Amendment to amend and restate its unaudited interim financial statements for the Prior Period.

The restated unaudited interim financial statements will record a loss on extinguishment of SAFE notes of  $61.0 million, which was omitted in the previously reported unaudited interim financial statements. Although this restatement results in noncash, financial statement corrections and will have no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as-filed unaudited interim financial statements for the Prior Period, and as a result, the restatement of its unaudited interim financial statements and this Amendment is required. The Company has identified a material weakness in its internal control over financial reporting specific to its accounting for previously issued derivative instruments.  The Company currently has no derivative instruments and has no plans to issue derivative instruments in the future.  In the unexpected event that the Company enters into or issues derivative instruments, it will engage outside experts to consult on such complex, non-routine derivative transactions.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Legal Proceedings
For a description of our material pending legal proceedings, see Note 10 “Legal Proceedings” of the Notes to Consolidated Financial Statements included within the Financial Statements section of this Quarterly Report, which is incorporated herein by reference.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on April 9, 2021, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock. There have been no material changes to our risk factors since our Offering Circular was filed on April 9, 2021

Item 3.	Financial Statements
Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets
(In Thousands)
(As Restated)

ASSETS	June 30, 2021 (unaudited)	December 31, 2020
	(In Thousands)

CURRENT ASSETS
Cash and cash equivalents	$4,985	$1,423
U.S. dollar coin	54,902	1,189
Accounts receivable	557	2,753
Prepaid expenses	994	3,894
Other current assets	2,421	3
Total current assets	63,859	9,262

OTHER ASSETS
Fixed assets, net	514	390
Digital assets, net	22,807	7,668
Software assets, net	2,369	2,248
Deferred offering costs	-	1,183
Indefinite-lived asset	1,945	-
Deferred tax assets	1,271	-
Other investments	53	-
Total other assets	28,959	11,489

TOTAL ASSETS	$92,818	$20,751

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,013	$443
Payroll liabilities	2,786	679
Consulting liabilities	554	-
Taxes payable	159	338
Deferred revenue	-	77
Total current liabilities	4,512	1,537

LONG-TERM LIABILITIES
SAFE notes	-	538
Deferred tax liability	-	853
Total long-term liabilities	-	1,391
Total liabilities	4,512	2,928

STOCKHOLDERS' EQUITY

Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized, 2,733,229 issued and outstanding as of June 30, 2021	-	-
No shares issued or outstanding as of December 31, 2020	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized, 22,441,667 issued and outstanding as of June 30, 2021	-	-
20,011,830 issued and outstanding as of December 31, 2020	-	-

ADDITIONAL PAID IN CAPITAL	114,180	2,621

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(280)	248

RETAINED EARNINGS (ACCUMULATED DEFICIT)	(25,594)	14,954
Total stockholders' equity	88,306	17,823

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$92,818	$20,751

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income
(unaudited)
(In Thousands, except per share data)
(As Restated)

	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020

OPERATING REVENUES	$27,721	$3,689	$51,344	$6,619

COST OF REVENUES
Software development	2,013	1,155	3,419	1,928
Customer support	2,504	413	3,331	766
Security and wallet operations	1,469	783	2,826	1,593
Total cost of revenues	5,986	2,351	9,576	4,287

GROSS PROFIT	21,735	1,338	41,768	2,332

OPERATING EXPENSES
General and administrative	3,629	797	5,148	1,601
Advertising and marketing	3,607	152	6,478	273
Depreciation and amortization	186	71	990	121
Impairment of digital assets	11,570	1,881	13,247	1,903
Total operating expenses	18,992	2,901	25,863	3,898

Income (loss) from operations	2,743	(1,563)	15,905	(1,566)

OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	3,599	2,586	7,381	2,586
Unrealized gain on investments	2	-	2	-
Loss on extinguishment of SAFE notes	-	-	(61,037)	-
Interest expense	-	(2)	-	(4)
Interest income	161	13	237	26
Total other income (expense)	3,762	2,597	(53,417)	2,608

Income (loss) before income taxes	6,505	1,034	(37,512)	1,042

INCOME TAX (EXPENSE) BENEFIT	(660)	51	(3,036)	51

NET INCOME (LOSS)	$5,845	$1,085	$(40,548)	$1,093

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	192	-	(528)	-

COMPREHENSIVE INCOME (LOSS)	$6,037	$1,085	$(41,076)	$1,093

Basic net income (loss) per share:
Basic net income (loss) per share of common stock	$0.24	$0.05	$(1.77)	$0.05
Diluted net income (loss) per share of common stock	$0.21	$0.05	$(1.77)	$0.05
Weighted average shares and share equivalents outstanding
Basic	24,344	20,000	22,909	20,000
Diluted	27,451	21,985	22,909	21,963

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
(unaudited)
(In Thousands)
(As Restated)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity

BALANCES as of April 1, 2020	-	20,000	$1,594	$-	$6,785	$8,379

Stock based compensation	-	-	523	-	-	523

Exercised options	-	-	1	-	-	1

Net income	-	-	-	-	1,085	1,085

BALANCES as of June 30, 2020	-	20,000	2,118	-	7,870	9,988

BALANCES as of April 1, 2021	-	22,943	$64,482	$(472)	$(31,439)	$32,571

Stock based compensation	-	-	(3)	-	-	(3)

Exercised options	-	317	700	-	-	700

Shares repurchased for Regulation A offering	818	(818)	-	-	-	-

Issuance of Class A Common Stock shares for Regulation A offering	1,915	-	49,001	-	-	49,001

Foreign currency translation adjustment	-	-	-	192	-	192

Net income	-	-	-	-	5,845	5,845

BALANCES as of June 30, 2021	2,733	22,442	114,180	(280)	(25,594)	88,306

BALANCES as of January 1, 2020	-	20,000	$1,308	$-	$6,777	$8,085

Stock based compensation	-	-	810	-	-	810

Net income	-	-	-	-	1,093	1,093

BALANCES as of June 30, 2020	-	20,000	2,118	-	7,870	9,988

BALANCES as of January 1, 2021	-	20,012	$2,621	$248	$14,954	$17,823

Stock based compensation	-	-	220	-	-	220

Exercised options	-	344	763	-	-	763

Shares converted to Class A Common Stock by selling shareholders for Regulation A offering	818	(818)	-	-	-	-

Issuance of Class A Common Stock shares for Regulation A offering, net of deferred offering costs	1,915	-	49,001	-	-	49,001

SAFE conversion	-	2,904	61,575	-	-	61,575

Foreign currency translation adjustment	-	-	-	(528)	-	(528)

Net loss	-	-	-	-	(40,548)	(40,548)

BALANCES as of June 30, 2021 (unaudited)	2,733	22,442	$114,180	$(280)	$(25,594)	$88,306

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow
(unaudited)
(In Thousands)
(As Restated)

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(40,548)	$1,093
Adjustments to reconcile net (loss) to
Net cash provided by operating activities
Depreciation and amortization	990	121
Deferred tax benefit	(2,124)	(51)
Impairment of digital assets	13,247	1,903
Gain on sale or transfer of digital assets	(7,381)	(2,586)
Stock based compensation	179	694
Non-cash revenue from related party	(53)	-
Loss on extinguishment of SAFE note	61,037	-
Non-cash activities settled in cryptocurrency (1)	(18,758)	(2,216)
Change in assets and liabilities:
Prepaid expenses	2,900	961
Other current assets	(2,418)	21
Accounts payable	526	271
Consulting liabilities	554	23
Income tax payable	(179)	-
Net cash provided by operating activities	7,972	234

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of indefinite-lived asset	(1,945)	-
Purchases of fixed assets	(219)	(17)
Net cash used in investing activities	(2,164)	(17)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(2,316)	-
Payments on note payable	-	(22)
Exercise of stock options	70	1
Net cash used in financing activities	(2,246)	(21)
Change in cash and cash equivalents	3,562	196
Cash and cash equivalents
Beginning of period	1,423	3,125
End of period	$4,985	$3,321

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash proceeds from sale of stock - USDC	$64,329	$-
Non-cash proceeds from sale of stock - digital assets	$10,627	$-
Non-cash sale of stock pursuant to Reg A and converted to Class A Common Stock and sold - digital assets	$(22,456)	$-
Non-cash stock options exercised - digital assets	$693	$-
Non-cash capitalized software costs settled in digital assets (including stock based compensation of $41 and $116, respectively)	$(1,015)	$(574)
Conversion of SAFE Notes	$61,575	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$2
Cash paid for income taxes	$5,325	$-

(1) Cryptocurrency includes USDC and digital assets (See Note 1).

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiary

As of June 30, 2021 (unaudited) and December 31, 2020
and for the Three and Six Months Ended June 30, 2021 and 2020 (unaudited)
(In Thousands)

1.  Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and Subsidiary (“Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, which is an unhosted and non-custodial cryptocurrency software wallet for multiple types of cryptocurrency. We have created a non-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ crypto assets) and partnered with third parties to provide various services that utilize our wallet through our crypto app store. Exodus earns revenue from providers of these services, which include crypto to crypto exchanges, and the ability to earn rewards on crypto assets, with more to come in the future. We operate in the blockchain and crypto asset industry and our customers range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, and the Google Play store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. We have no VIEs for any of the periods presented. Prior to 2020, we had no subsidiaries or controlling interests. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG (“Proper Trust”), based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. The most significant estimates are loss on extinguishment of SAFE notes, fair value of digital currency, and stock-based compensation. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, including uncertainty in the current economic environment due to COVID-19. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the consolidated balance sheets as of the year ended December 31, 2020, to identify the U.S. Dollar Coin, a digital stablecoin (USDC), separate from cash and cash equivalents. This change in classification impacts operating activities and cash balances on the consolidated statements of cash flows.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive income (loss).

Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.  In addition, the Company holds cash at licensed crypto currency exchanges. The balances of cash at licensed crypto currency exchanges as of June 30, 2021 and December 31, 2020 was less than 10% of cash and cash equivalents.

U.S. Dollar Coin
USDC is a stablecoin digital asset that is backed by U.S. dollars or other liquid assets and accounted for as a financial instrument. USDC can be redeemed for one U.S. Dollar on demand from the issuer. The Company held $54.9 million and $1.2 million of USDC as of June 30, 2021 and December 31, 2020, respectively. The Company’s USDC holdings increased significantly in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC. No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of cash flow information of non-cash investing and financing activities.

Accounts Receivable
We record accounts receivable at the invoiced amount. We do not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables as we have no history of past due payments or disputes with our current customers.

The term between invoicing and when payment is due is not significant.

Concentration of Credit Risk
The Company has two types of financial statement instruments subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables also subject the Company to credit risk.

Adoption of Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (ASU 2020-06), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows. The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU will require the measurement of all expected credit losses for financial assets, including account receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective for annual reporting periods beginning after December 15, 2022, and interim periods within those fiscal years. The Company early adopted ASU 2016-13 as of January 1, 2020. The adoption of this update did not have a material impact on our consolidated financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
The Company applies ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, we have not capitalized any costs under ASC 985-20.

The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

The Company accounts for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalize internally developed website costs when the website under development has reached technological feasibility. We amortize these costs over an estimated life of three years.

Indefinite-Lived Asset
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived asset. ASC 350-30 requires that the cost included in the purchase of indefinite-lived asset, such as our domain name, should be recorded on the consolidated balance sheets.  The domain name does not have a definite life, therefore no amortization will be recognized on this asset. The Company will perform an annual impairment review of fair market value of this indefinite-lived asset.

Non-Cash Activities Settled In Cryptocurrency
For the six months ended June 30, 2021 and 2020, the Company had the following non-cash activities settled in cryptocurrency on the statement of cash flows:

	June 30, 2021	June 30, 2020

Accounts receivable	$2,195	$395
Cryptocurrency, revenue	(51,272)	(6,619)
Cryptocurrency, expenses	28,817	4,095
Payroll liabilities	2,107	(87)
Deferred revenue	(77)	-
Currency translation related to digital assets	(528)	-
Non-cash activities settled in cryptocurrency	$(18,758)	$(2,216)

Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

      • Level 1 – Quoted prices for identical instruments in active markets.
      • Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and modelderived valuations in which all significant inputs are observable in active markets.
       • Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third-party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Control procedures are performed over information obtained from pricing services and brokers to ensure prices received represent a reasonable estimate of fair value and to confirm representations regarding whether inputs are observable or unobservable. Procedures may include: (i) the review of pricing service methodologies or broker pricing qualifications, (ii) back-testing, where past fair value estimates are compared to actual transactions executed in the market on similar dates, (iii) exception reporting, where period-over-period changes in price are reviewed and challenged with the pricing service or broker based on exception criteria and (iv) detailed analysis, where an independent analysis of the inputs and assumptions used to price individual securities is performed.

Our financial assets and liabilities are summarized below as of December 31, 2021 and December 31, 2020, with fair values shown according to the fair value hierarchy (in thousands):

	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
June 30, 2021
tZERO investment	$53	$53	$53	$-	$-
December 31, 2020
SAFE notes	$(538)	$(538)	$-	$-	$(538)

Balance at January 1, 2020	$538

Balance at December 31, 2020	538
Loss included in earnings	61,037
Transfers out of Level 3	(61,575)
Balance at June 30, 2021	-

Revenue Recognition
The Company applies the provisions of ASC 606 to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

The Company recognizes various charges to application programming interface (“API”) providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking. The Company allows the providers to provide software services, which permit a user of our unhosted and non-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

Operating revenues from major API providers exceeding 10% of the total operating revenues for the three and six months ended June 20, 2021 and 2020 were as follows (in thousands):

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Number of major API providers	2	3	2	3
Percentage of operating revenues	89.1%	87.8%	87.6%	88.9%
Amount of revenues	$24,642	$3,238	$44,894	$5,883

The following table presents our operating revenues disaggregated by geography, based on the addresses of our customers (in thousands):

	Three Months Ended				Six Months Ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
United States	$352	1.3%	$9	0.2%	$552	1.0%	$9	0.1%
EMEA(1)	866	3.1	268	7.3	1,807	3.5	304	4.6
APAC(1)	26,503	95.6	3,381	91.7	48,985	95.5	6,158	93.1
Other Americas(1)	-	-	31	0.8	-	-	148	2.2
Operating revenues	$27,721	100.0%	$3,689	100.0%	$51,344	100.0%	$6,619	100.0%

(1)	Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Three Months Ended				Six Months Ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
Exchange aggregation	$27,095	97.8%	$3,677	99.7%	$50,193	97.9%	$6,605	99.8%
Consulting	51	0.2	-	-	271	0.5	-	-
Fiat on-boarding	280	1.0	9	0.2	480	0.9	9	0.1
Staking	175	0.6	1	0.0	261	0.5	1	0.0
Other(1)	120	0.4	2	0.1	139	0.2	4	0.1
Operating revenues	$27,721	100.0%	$3,689	100.0%	$51,344	100.0%	$6,619	100.0%

(1)	Includes $0.1 million of related party revenues

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company concluded that the contracts do not contain any significant financing components, as either much of the transaction consideration is variable, and is not substantially within the control of the Company or its customers, or the period between receipt of the funds and the satisfaction of performance obligations is largely within one year.

Cost of Revenues

Software Development
Software development costs consist primarily of related salaries and related costs, fees paid to consultants and outside service providers. Most costs are expensed as incurred except for costs associated with Internal Use Software.

Customer Support
Customer support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for customer support. Customer support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software

Operating Expenses

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, and financial operations. They include office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and Marketing
Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues and selling, general, and administrative to align this benefit with employee salary expense on the consolidated statements of operations and comprehensive income.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the six months ended June 30, 2021 or 2020.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period.

Diluted net income per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table set forth the computation of basic and diluted net income per share of common stock (in thousands, except per share amounts):
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Basic net income (loss) per share:
Numerator
Allocation of undistributed earnings	$5,845	$1,085	$(40,548)	$1,093
Denominator
Weighted-average number of shares used in per share computation	24,344	20,000	22,909	20,000
Basic net income (loss) per share	$0.24	$0.05	$(1.77)	$0.05
Diluted net income (loss) per share:
Numerator
Allocation of undistributed earnings	$5,845	$1,085	$(40,548)	$1,093
Denominator
Weighted-average number of shares used in basic computation	24,344	20,000	22,909	20,000
Weighted-average effect of dilutive securities stock options	3,107	1,985	-	1,963
Number of shares used in per share computation	27,451	21,985	22,909	21,963
Diluted net income (loss) per share	$0.21	$0.05	$(1.77)	$0.05

Risks Associated with Digital Assets

Private Key Security
We currently hold significant amounts of bitcoin, USDC, and other digital assets, and security breaches, computer malware, and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell our cryptocurrency holdings.

Although we take significant steps to secure these private keys, to help better ensure they are not destroyed or stolen, we—like any other holder of cryptocurrency—cannot guarantee that the loss, destruction, or theft of its private keys is not possible. In the event that we lose one or more of our private keys, one or more of those private keys are somehow destroyed, or one or more if our private keys are somehow stolen or disclosed to another party, we could lose access to our cryptocurrency holdings, or our cryptocurrency holdings could be stolen.

The majority of our cryptocurrency holdings are held in non-custodial wallets with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of Exodus. A single executive officer or director is unable, on his or her own, to transfer any of our cryptocurrency. We have policies and procedures in place in case of death or disability on the part of these executive officers and directors that vest control of the private keys in our board of directors including the safekeeping of backup private keys.

From time to time, we may use custodial services for exchanging or investing certain assets. Procedures for these services are similar to that of traditional banks. When available, we utilize enhanced security measures such as Whitelisting approved receiving addresses.

Market Volatility
The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations. The prices of cryptocurrencies, such as bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of bitcoin, our financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Assets are Currently Unregulated
As of the date of these consolidated financial statements, digital assets are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, and cryptocurrency exchanges, and new international, federal, state and local regulations or policies may materially adversely affect Exodus and the value of the Exodus Platform.

Cryptocurrency networks and blockchain technologies also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China, and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect Exodus. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to Exodus, our results of operations, and adoption and value of the Exodus Platform.

Value of Crypto Assets
In December 2019, Association of International Certified Public Accountants (‘‘AICPA’’) produced a nonauthoritative practice aid titled, ‘‘Accounting for and auditing of digital assets.’’ The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

There is also no currently authoritative literature under GAAP that specifically addresses the accounting for crypto asset holdings, including digital assets like bitcoin. We have determined that crypto assets should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review indefinite-lived intangible assets at least monthly for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

2.  Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands).

	June 30, 2021	December 31, 2020

Prepaid cloud services	$316	$1,634
Prepaid software	256	347
Accounting, consulting, and legal services	202	663
Marketing expenses	201	1,221
Other	19	29
Prepaid expenses	$994	$3,894

3.     Other Current Assets

Other current assets consisted of the following (in thousands):

	June 30, 2021	December 31, 2020

Note receivable	$2,393	$-
Other	28	3
Other current assets	$2,421	$3

In March 2021 and June 2021, the Company entered into note receivable agreements and has earned interest of less than $0.1 million for the six months ended June 30, 2021.  The note receivable is due on demand, earns 5.5% and 11% interest, and the original note was funded in cryptocurrency.

4.  Intangible Assets

Indefinite-Lived Asset
The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company considers the domain name to be an indefinite-lived asset so no amortization will be recognized. An annual review will be performed to ensure no impairment is needed.

Digital Assets
The Company uses bitcoin and other cryptocurrencies in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. The Company considers these digital assets to be intangible assets and record them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on cryptocurrency transactions are calculated as the difference between the value received versus the lower of the initial cost or the impaired value of the units being disposed.

During the three months ended June 30, 2021 and 2020, impairment charges of $11.6 million and $1.9 million were recorded in our consolidated statements of operations and comprehensive income, respectively. During the six months ended June 30, 2021 and 2020, impairment charges of $13.2 million and $1.9 million were recorded in our consolidated statements of operations and comprehensive income, respectively. During the three months ended June 30, 2021 and 2020, realized gains of $3.6 million and $2.6 million were recorded in our consolidated statements of operations and comprehensive income, respectively. During the six months ended June 30, 2021 and 2020, realized gains of $7.4 million and $2.6 million were recorded in our consolidated statements of operations and comprehensive income, respectively.

The table below outlines the value of our digital assets based on publicly available rates as well as the book value.
	Bitcoin (BTC)
	June 30, 2021	December 31, 2020
Units	1,072	694
Book value (in thousands)	$18,820	$7,159
Market value (in thousands) (1)	$32,496	$20,141

	Ethereum (ETH)
	June 30, 2021	December 31, 2020
Units	3,531	1,613
Book value (in thousands)	$3,987	$498
Market value (in thousands) (1)	$8,032	$1,190

	Other Digital Assets
	June 30, 2021	December 31, 2020
Units	-	21,688
Book value (in thousands)	$-	$11
Market value (in thousands) (1)	$-	$15

Digital assets, net	$22,807	$7,668

(1)	Market rate represents a determination of fair market value derived from publicly available information.

5.  Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):
	June 30, 2021	December 31, 2020

Computer equipment	$513	$294
Vehicles	255	255
Furniture and fixtures	18	18
Fixed assets, gross	786	567
Less: accumulated depreciation	(272)	(177)
Fixed assets, net	514	390

Depreciation expense was less than $0.1 million for all of the three and six months ended June 30, 2021 and 2020.

6.  Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	June 30, 2021	December 31, 2020

Internal use software	$3,920	$2,904
Website	53	53
Software assets, gross	3,973	2,957
Less: accumulated amortization	(1,604)	(709)
Software assets, net	$2,369	$2,248

Amortization expense was approximately $0.1 million and less than $0.1 million for the three months ended June 30, 2021 and 2020, respectively. Amortization expense was approximately $0.9 million and $0.1 million for the six months ended June 30, 2021 and 2020, respectively.

The following summarizes the future amortization expense (in thousands):

12 Months Ending June 30,
2022	$935
2023	879
2024	555
$2,369

7.  Simple Agreement for Future Equity

In 2016 and 2017, the Company issued Simple Agreements for Future Equity (“SAFEs”) in exchange for $0.5 million. The SAFEs are liability classified on the Company’s consolidated balance sheet and are subject to recurring fair value measurement. In the event of an equity financing the holders will automatically receive the class of preferred stock sold in the equity financing. The conversion price per share will be the lesser of the following: a) price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s capitalization (as defined in the SAFE Agreement) and b) the price per share of preferred stock sold in the equity financing multiplied by the discount rate (ranging from 20-80%). Alternatively, if there is a change in control event or initial public offering subject to the Securities Act of 1933, the holder may elect to receive cash equal to their initial investment or receive common stock at a price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s liquidity capitalization (as defined in the SAFE Agreement). The SAFEs had no interest rate or maturity date, and the SAFEs provided no voting rights.

Prior to their conversion, the Company valued the SAFEs using their probability weighted expected settlement amount.

In February 2021, the Company entered into Conversion Agreements with the holders of the SAFE’s whereby the Company agreed to convert the SAFE’s into 2,904,298 shares of Class B common stock with a fair value of $61.5 million.  This Conversion Agreement changed the original contractual terms of the SAFE’s and as a result the Company recorded a loss on extinguishment of SAFE notes of $61.0 million on the consolidated financial statements.

8.  Common Stock

As of June 30, 2021, the authorized capital of the Company consists of common stock of 32,500,000 Class A shares, of which 2,733,229 shares were issued and outstanding with a $0.000001 par value, 27,500,000 Class B shares, of which 22,441,667 shares were issued and outstanding with a $0.000001 par value, and 5,000,000 of preferred stock, of which no shares had been issued or outstanding for the six months ended June 30, 2021.

In August 2020, the Company’s outstanding common stock was split into A and B shares with previously issued shares and options being classified as Class B. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to shareholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

As described in the Company’s Offering Circular dated April 9, 2021, the Company completed a Regulation A Offering (an offering of Class A common stock pursuant to Regulation A). Net proceeds from the Regulation A Offering were $52.5 million of 1,914,661 shares of Class A common stock. Partially offsetting these proceeds was $3.5 million of cumulative deferred offering costs related to the Regulation A Offering.

Stock Based Compensation

Options Issued
Terms of our share-based compensation are governed by the 2019 Plan. The 2019 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus employees, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options convertible into shares of authorized but unissued Class B common stock.  Upon Class B common stock exercised during the period, 2,633,773 are authorized as of June 30, 2021.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Six Months Ended
	June 30,2021	June 30,2020
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	57.06%	56.83%
Risk-free interest rate	0.63%	0.31%
Term of options	5.97	5.06
Stock price	$2.55	$2.39

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Ours historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the six months ended June 30, 2021:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2020	2,737,008	$2.39
Granted	190,000	2.55
Exercised	328,349	2.39
Forfeited	(103,872)	2.44
Outstanding as of June 30, 2021	2,494,787	$2.39	8.32

Vested and exercisable as of June 30, 2021	1,851,675	$2.39

We recognized stock-based compensation of approximately $0.2 million and $0.8 million for the six months ended  June 30, 2021 and 2020, respectively.

9.  Income Taxes

The components of the income tax provision for the six months ended June 30, 2021 and 2020, are as follows (in thousands):
	June 30, 2021	June 30, 2020

U.S federal
Current	$5,123	$-
Deferred	(2,123)	(51)
Foreign current	24	-
State and local
Current	12	-
Income tax provision	$3,036	$(51)

The reconciliation between the statutory and effective tax rates as of June 30, 2021 and December 31, 2020, are comprised of the following:
	June 30, 2021	December 31, 2020
Federal statutory rate	21.0%	21.0%
Permanent tax benefit	-29.2%	-2.8%
Tax credits	0.2%	-2.0%
Other	-0.1%	-3.5%
Effective tax rate for income from continuing operations	-8.1%	12.7%

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities as of June 30, 2021 and December 31, 2020, are comprised of the following (in thousands):

	June 30, 2021	December 31, 2020

Prepaid expenses	$(224)	$(813)
Accounts receivable	(653)	(428)
Fixed assets	(79)	(43)
Capitalization software, net of amortization	(497)	(472)
Digital assets	1,117	97
Deferred revenue	8	16
Accounts payable	353	93
Accrued payroll and related expenses	620	143
Stock option expense	626	554
Net deferred tax asset (liability)	$1,271	$(853)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has not been established and deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements.

The Company has not identified any uncertain tax positions requiring a reserve as of June 30, 2021 and December 31, 2020.

10.  Legal Proceedings

The Company is periodically involved in ordinary and routine litigation incidental to its business. The outcome of any such matters is not determinable as of the date of these consolidated financial statements.

11.     Restatement

In connection with the audit of the Company’s 2021 audited financial statements, management and the board of directors of the Company evaluated a non-cash adjustment related to the conversion of SAFEs to 2.9 million Class B shares in early 2021, and concluded that the Company’s previously issued unaudited interim financial statements for the three and six-month period ending June 30, 2021 (the “Prior Period”), included in the Original Filing, should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements. As such, the Company is filing this Amendment to amend and restate its unaudited interim financial statements for the Prior Period.

The restated unaudited interim financial statements will record a loss on extinguishment of SAFE notes of $61.0 million, which was omitted in the previously reported unaudited interim financial statements. Although this restatement results in noncash, financial statement corrections and will have no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as-filed unaudited interim financial statements for the Prior Period, and as a result, the restatement of its unaudited interim financial statements and this Amendment is required. The Company's unaudited consolidated balance sheet as of June 30, 2021 and the consolidated statement of operations and comprehensive income (loss), consolidated statement of changes in shareholders equity and statement of cash flows for the six months ended June 30, 2021 have been restated here. The statement of cash flows for the six months ended June 30, 2020 has been restated to reclassify cryptocurrency activity to the non-cash activities settled in cryptocurrency. The effect of correcting these items in the Company's consolidated statements on June 30, 2021, and for the six months ended June 30, 2021, and for the six months ended June 30, 2020 are shown in the table as follows:

Consolidated Balance Sheet	June 30, 2021 (unaudited)
	(In Thousands)
	As Previously Reported	Adjustments		Restated
ASSETS
Current assets
Cash and cash equivalents	$4,985	$-		$4,985
U.S. dollar coin	54,902	-		54,902
Accounts receivable	557	-		557
Prepaid expenses	994	-		994
Other current assets	2,421	-		2,421
Total current assets	63,859	-		63,859
Fixed assets, net	514	-		514
Digital assets, net	22,807	-		22,807
Software assets, net	2,369	-		2,369
Indefinite-lived asset	1,945	-		1,945
Deferred tax assets	1,271	-		1,271
Other investments	-	53	(b)	53
Total other assets	28,906	53		28,959
TOTAL ASSETS	$92,765	$53		$92,818

LIABILITIES
Current liabilities
Accounts payable	$1,013	$-		$1,013
Payroll liabilities	2,786	-		2,786
Consulting liabilities	554	-		554
Taxes payable	159	-		159
Total current liabilities	4,512	-		4,512
STOCKHOLDERS' EQUITY
ADDITIONAL PAID IN CAPITAL	53,090	61,090	(a) (b)	114,180
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(280)	-		(280)
RETAINED EARNINGS	35,443	(61,037)	(a)	(25,594)
Total stockholders' equity	88,253	53		88,306
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$92,765	$53		$92,818

(a)	to record the impact from the change in contractual terms of the SAFE notes
(b)	to reclassify to other investments

	Six Months Ended June 30, 2021 (unaudited)
	(In Thousands, except per share amounts)
Consolidated Statements of Operations and Comprehensive Income	As Previously Reported	Adjustments		Restated

OPERATING REVENUES	$51,272	$72	(b)	$51,344
INVESTMENT INCOME	74	(74)	(b)	-
Total revenues	51,346	(2)		51,344
COST OF REVENUES
Software development	3,419	-		3,419
Customer support	3,331	-		3,331
Security and wallet operations	2,826	-		2,826
Total cost of revenues	9,576	-		9,576
GROSS PROFIT	41,770	(2)		41,768
OPERATING EXPENSES
General and administrative	5,148	-		5,148
Advertising and marketing	6,478	-		6,478
Depreciation and amortization	990	-		990
Impairment of digital assets	13,247	-		13,247
Total operating expenses	25,863	-		25,863
Income (loss) from operations	15,907	(2)		15,905
OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	7,381	-		7,381
Unrealized gain on investments	-	2	(b)	2
Loss on extinguishment of SAFE notes	-	(61,037)	(a)	(61,037)
Interest income	237	-		237
Total other income	7,618	(61,035)		(53,417)
Income before income taxes	23,525	(61,037)		(37,512)
INCOME TAX EXPENSE	(3,036)	-		(3,036)
NET INCOME (LOSS)	$20,489	$(61,037)		$(40,548)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(528)	-		(528)
COMPREHENSIVE INCOME (LOSS)	$19,961	$(61,037)		$(41,076)

Basic net income (loss) per share:
Basic net income (loss) per share of common stock	$0.91	$(2.68)		$(1.77)
Diluted net income (loss) per share of common stock	$0.82	$(2.59)		$(1.77)
Weighted average shares and share equivalents outstanding				-
Basic	22,909	-		22,909
Diluted	26,099	(3,190)		22,909

(a)	to record the impact from the change in contractual terms of the SAFE notes
(b)	to record the unrealized gain on investments

	Six Months Ended June 30, 2021 (unaudited)
	(In Thousands)
Consolidated Statements of Cash Flow	As Previously Reported	Adjustments		Restated

Net cash provided by operating activities	$9,503	$(1,531)	(a) (b) (c)	$7,972
Net cash used in investing activities	(3,179)	1,015	(c)	(2,164)
Net cash used in financing activities	(2,234)	(12)	(c)	(2,246)
Effects of exchange rates changes on cash	(528)	528	(c)	-
Cash, beginning of period	1,423	-		1,423
Cash, end of period	$4,985	$-		$4,985

	Six Months Ended June 30, 2020 (unaudited)
	(In Thousands)
Consolidated Statements of Cash Flow	As Previously Reported	Adjustments		Restated
Net cash provided by operating activities	$808	$(574)	(c)	$234
Net cash used in investing activities	(591)	574	(c)	(17)
Net cash used in financing activities	(21)	-		(21)
Cash, beginning of period	3,125	-		3,125
Cash, end of period	$3,321	$-		$3,321

(a)	to record the impact from the change in contractual terms of the SAFE notes
(b)	to record the unrealized gain on investments
(c)	to reclassify cryptocurrency activity to the non-cash activities settled in cryptocurrency

12.   Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of April 15, 2021, the date for which the consolidated financial statements were available to be released. Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

In August 2021, the Company adopted its 2021 Employee Equity Redemption Plan.   The plan provides $3.0 million towards redemption of Class B shares or vested options at a price equal to $27.42 per share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A Offering.

In August 2021, the Company adopted the 2021 Equity Incentive Plan with 2,780,000 shares of the Class A common stock, par value $0.000001 per share, reserved for issuance pursuant to this plan.

In November 2021, the Company authorized a share repurchase program. The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share.

Assuming no changes in digital asset unit balances since June 30, 2021, the Company estimates that an additional impairment of approximately $0.9 million dollars would have been recorded on the consolidated statement of income due to the changes in fluctuating prices of digital assets since June 30, 2021. The additional impairment that would have been recognized during the third quarter of 2021 would not have had a material impact on the total market value of the digital assets.

In January 2022, the board of directors approved the issuance of approximately 430,000 Class A restricted stock units as part of the 2021 Plan at a price of $20.50.

Item 4.	Exhibits

Exhibit Number	Description

2.1#	Amended and Restated Certificate of Incorporation of Exodus Movement, Inc., filed as exhibit 2.1 to the Form 1-A filed by the Company on April 9, 2021.

2.2#	Amended and Restated Bylaws of Exodus Movement, Inc., filed as exhibit 2.2 to the Form 1-A filed by the Company on April 9, 2021.

4.1#	Form of Subscription Agreement for Class A Common Stock, filed as exhibit 4.1 to the Form 1-A filed by the Company on April 9, 2021.

6.1†#	2019 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.1 to the Form 1-A filed by the Company on April 9, 2021.

6.2#	Form of API Agreement (U.S. Crypto-to-Crypto Exchanges), filed as exhibit 6.2 to the Form 1-A filed by the Company on April 9, 2021.

6.3#	Form of API Agreement (International Crypto-to-Crypto Exchanges), filed as exhibit 6.3 to the Form 1-A filed by the Company on April 9, 2021.

6.4†#	Offer Letter, dated as of March 15, 2019, by and between Exodus Movement, Inc. and James Gernetzke, filed as exhibit 6.4 to the Form 1-A filed by the Company on April 9, 2021.

6.5#
Platform Services, Transfer Agent and Registrar Agreement, dated as of December 23, 2020, by and between Securitize LLC. and Exodus Movement, Inc., filed as exhibit 6.5 to the Form 1-A filed by the Company on April 9, 2021.

6.6#	Order Form 2, dated as of January 14, 2021, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.6 to the Form 1-A filed by the Company on April 9, 2021.

10.1#	Power of Attorney, filed as exhibit 10.1 to the Form 1-A filed by the Company on April 9, 2021.

11.1#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, filed as exhibit 11.1 to the Form 1-A filed by the Company on April 9, 2021.

11.2#	Consent of WithumSmith+Brown, PC, filed as exhibit 11.2 to the Form 1-A filed by the Company on April 9, 2021.

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Chief Executive Office

Date: April 15, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Jon Paul Richardson
Chief Executive Officer

Date: April 15, 2022

By:	/s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: April 15, 2022